EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before provision for income tax	$162	$234	$291	$232	$183
Fixed charges	223	297	353	359	350
Income from continuing operations before provision for income tax and fixed charges	$385	$531	$644	$591	$533

Fixed charges:
Interest expense	$223	$297	$353	$359	$350

Ratio of earnings to fixed charges	1.7	1.8	1.8	1.6	1.5